Perth, Australia: Orbital announced today that Kwang Yang Motor Co. Ltd Kymco have publicly stated that they are developing Kwang Yang Direct Injection KDI for planned introduction on certain100cc and 50cc scooter models scheduled to be launched next year.

Kymco, established in 1963 and one of Taiwans leading motorcycle manufacturers, produces more than 300,000 scooters and motorcycles a year for both the Taiwanese market and a growing export market.

KDI, which incorporates the Orbital Combustion Process OCP has been developed as a result of 7 years of cooperation between Orbital and Kymco. Kymco have claimed that the new
KDI technology can pass both Taiwans fourth stage emissions regulations due in 2004 and Europes stage three regulations due in 2006.

'This is another important step forward for Orbital' said
Orbitals Chief Executive Officer, Mr Peter Cook. 'Taiwan has introduced some of the toughest emissions standards in the world and the KDI technology sets new benchmarks.
Orbital is particularly pleased with the expansion of OCP technology beyond the established 50cc DI market in Europe to 100cc scooters in Taiwan.'


ends

Orbital is a leading international developer of engine technologies using direct in-cylinder fuel injection and lean-burn systems for enhanced fuel economy and lower emissions. The company serves the worldwide automotive, marine,recreational and motorcycle markets. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC), the New York Stock Exchange (OE) as well as the Berlin (ORE) and Frankfurt
(OREA) Exchanges.

CONTACTS:Website
http://www.orbeng.com.au/
Australia:  Mr Peter Cook
Chief Executive Officer
Tel: +61 8 9441 2311 USA: Tel: 1866 714 0668